UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated May 31, 2018
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Sibanye Gold Limited
Trading as Sibanye-Stillwater
Incorporated in the Republic of South Africa
Registration number 2002/031431/06
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
(“Sibanye-Stillwater” or “the Group” or “the Company”)
Retirement and appointment of Company Secretary

Johannesburg, 31 May 2018.
In terms of Section 3.59 of the JSE Limited Listings
Requirements, the Board announces that the Group Company Secretary, Mr Cain Farrel, after 35 years of service in the mining industry is retiring today. The Board records its profound appreciation to Cain for his loyal and dedicated service as well as his meaningful contribution to the Group’s corporate governance profile.

Ms Lerato Matlosa has been appointed as the Group Company Secretary with effect from tomorrow, 01 June 2018. Lerato Matlosa holds a Bachelor of Laws (an LLB) degree from the National University of Lesotho and is an advocate of the High Court of Lesotho.
She is a qualified Chartered Secretary with the South African Institute of Corporate
Secretaries and she also completed a certificate in Prospecting and Mining Law with the University of Witwatersrand Mandela Institute. Lerato’s memberships include the
Chartered Secretaries of South Africa, the Institute of Directors South Africa (IOD)
and a member of the Canadian Society of Corporate Secretaries. She was previously the Company Secretary of Atlatsa Resources Corporation, a Toronto Stock Exchange and
JSE listed company.
Contact:
James Wellsted
Head of Investor Relations
+27 (0) 83 453 4014
email:
ir@sibanyestillwater.com

Sponsor: J.P. Morgan Equities South Africa (Proprietary) Limited

FORWARD LOOKING STATEMENTS
This announcement contains forward-looking statements, including “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and the
“safe harbour” provisions of the United States Private Securities Litigation Reform Act of
1995. Forward-looking statements may be identified by the use of words such as “target”,
“will”, “would”, “expect”, “can”, “unlikely”, “could” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters.
These forward-looking statements, including among others, those relating to our future business prospects, financial positions, debt position and our ability to reduce debt leverage, plans and objectives of management for future operations, plans to raise capital through streaming arrangements or pipeline financing, our ability to service our Bond
Instruments (High Yield Bonds and Convertible Bonds), our ability to achieve steady state production at the Blitz project and the anticipated benefits and synergies of our acquisitions are necessarily estimates reflecting the best judgement of our senior management and involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater, that could cause
Sibanye-Stillwater’s actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements.

As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in the Group’s Annual Integrated Report and
Annual Financial Report, published on 2 April 2018, and the Group’s Annual Report on Form
20-F filed by Sibanye-Stillwater with the Securities and Exchange Commission on 2 April 2018
(SEC File no. 001-35785). These forward-looking statements speak only as of the date of this announcement. Sibanye-Stillwater undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events, save as required by applicable law.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: May 31, 2018
By: /s/ Charl Keyter
Name: Charl Keyter
Title: Chief Financial Officer